UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

DELTEK SYSTEMS, INC.
(Name of the Issuer)

Deltek Systems, Inc.
Kenneth E. deLaski
Donald deLaski
Robert E. Gregg
Eric J. Brehm
(Names of Persons Filing Statement)

Common Stock, $.001 par value
(Title of Class of Securities)

24785A-10-8
(CUSIP Number of Class of Securities)

Kenneth E. deLaski
Chief Executive Officer
13880 Dulles Corner Lane
Herndon, Virginia 20171
(703) 734-8606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

COPIES TO:
James J. Maiwurm
Squire, Sanders & Dempsey L.L.P.
14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700
(703) 720-7890

This statement is filed in connection with (check the appropriate box):

a [x] The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities
Exchange Act of 1934.
b [ ] The filing of a registration statement under the Securities Act of 1933.
c [ ] A tender offer.
d [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$50,075,650	$4,607**

   * The "Transaction Value" amount referred to above is approximately the sum of (i) the product of 6,885,930 outstanding shares of Common Stock (excluding 8,476,332 shares owned by the shareholders who are seeking to acquire Deltek Systems, Inc. and who would contribute their shares to Mergerco immediately prior to the proposed merger, as discussed below) and $7.15, the cash price per share to be paid in the proposed merger, plus (ii) cash consideration of up to $841,251 to be paid in respect of options to purchase up to 243,986 shares of Common Stock that will be vested at the effective time of the proposed merger and may be exercised.

  ** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,607
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A (File No. 000-22001)
Filing Party: Deltek Systems, Inc.
Date Filed: March 15, 2002 and April 23, 2002

INTRODUCTION

This Amendment No. 5 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Statement") filed on March 15, 2002, as amended by Amendment No. 1 thereto filed on April 23, 2002, as amended by Amendment No. 2 thereto filed on May 1, 2002, as amended by Amendment No. 3 thereto filed May 14, 2002, and as amended by Amendment No. 4 thereto filed on May 29, 2002 by Deltek Systems, Inc., a Virginia corporation ("Deltek"), DF Merger Co., Inc., a Virginia corporation ("Mergerco"), Kenneth E. deLaski, Chief Executive Officer, President and Chairman of the Board of Deltek and President, Director and sole shareholder of Mergerco, Donald deLaski, a director of Deltek and Mergerco, Eric J. Brehm, an executive officer of Deltek, and Robert E. Gregg, a director of Deltek and Mergerco, in connection with a proposed merger of Mergerco with and into Deltek with Deltek as the surviving entity, pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002, by and between Deltek and Mergerco (the "Merger Agreement"), whereby each shareholder (other than the shareholders who are seeking to acquire Deltek and who will contribute their shares to Mergerco immediately prior to the merger) would receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger. The Merger Agreement and the related plan of merger were approved by Deltek's shareholders at a special meeting of the shareholders of Deltek (the "Special Meeting") held on May 31, 2002. Mergerco is not a filing party to this Final Amendment because its separate corporate existence ceased with the consummation of the merger as more fully described herein. This Final Amendment is intended to satisfy the reporting requirements of Rule 13(e)-3(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 15. ADDITIONAL INFORMATION.

Deltek held the Special Meeting on May 31, 2002 for the purpose of voting upon the Merger Agreement and related plan of merger. At the Special Meeting, approximately 77.9% of the issued and outstanding shares of Deltek common stock that were entitled to vote at the Special Meeting approved the Merger Agreement and related plan of merger. On May 31, 2002, the merger became effective pursuant to the articles of merger and plan of merger filed with the State Corporation Commission of the Commonwealth of Virginia, at which time Mergerco was merged with and into Deltek, with Deltek as the surviving corporation, and the separate corporate existence of Mergerco ceased. The merger consideration will be disbursed to Deltek's shareholders (other than members of the Buyer Group who contributed their shares to Mergerco) as described in Deltek's definitive proxy materials. With the consummation of the merger, the members of the Buyer Group hold 100% of Deltek's common stock.

On May 31, 2002, Deltek filed a certificate and notice of termination of registration on Form 15 to provide notice of termination of registration of Deltek's common stock. On May 31, 2002, as a result of the merger, Deltek's common stock was delisted from the Nasdaq National Market pursuant to a written request to Nasdaq from Deltek.

ITEM 16. EXHIBITS.

(a)(9)   Press Release of Deltek Systems, Inc. dated as of May 31, 2002.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DELTEK SYSTEMS, INC

/s/ Kenneth E. deLaski
_____
Kenneth E. deLaski
Chief Executive Officer, President
and Chairman of the Board

/s/ Kenneth E. deLaski
_____
Kenneth E. deLaski

/s/ Donald deLaski
_____
Donald deLaski

/s/ Robert E. Gregg
_____
Robert E. Gregg

/s/ Eric J. Brehm
_____
Eric J. Brehm

Dated: May 31, 2002

Exhibit Index

Exhibit Names	Description of Exhibit	Filing Method
(a)(9)	Press Release of Deltek Systems, Inc. dated as of May 31, 2002.	Filed herewith.